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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                 SCHEDULE 13D



                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*



                             HCR/MANOR CARE, INC.
                   ________________________________________
                               (Name of Issuer)



                                 Common Stock
                       ---------------------------------
                        (Title of Class of Securities)



                                  404134-10-8
                          ---------------------------
                                (CUSIP Number)



                       Patricia Bowditch  (301) 592-1300
           10770 Columbia Pike, Suite 100, Silver Spring, MD  20901
      ___________________________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)



                                August 16, 1999
                       --------------------------------
            (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box ( ).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 404134-10-8                                         13D  Page 2 of 4



1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

       Stewart Bainum, Jr.
       S.S.#: ###-##-####

2    Check the Appropriate Box if a Member of a Group*

       (a)  (  )     (b)  (  )

3    SEC Use Only

4    Source of Funds

       00

5    Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items

       2(C) or 2(E)    (  )

6    Citizenship or Place of Organization

       USA

Number of Shares Beneficially Owned by Each Reporting Person with:

     7    Sole Voting Power           1,998,389

     8    Shared Voting Power         5,347,497

     9    Sole Dispositive Power      1,998,389

    10    Shared Dispositive Power    5,347,497

11   Aggregate Amount Beneficially Owned by Each Reporting Person

       7,345,886

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

13   Percent of Class Represented by Amount in Row (11)

       6.98%

14   Type of Reporting Person

       IN
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CUSIP No. 404134-10-8                                         13D  Page 3 of 4


Item 1.   Security and Issuer

          (a)  Name of Issuer:
               HCR/Manor Care, Inc.

          (b) Address of Issuer's Principal Executive Offices:
              1 SeaGate
              Toledo, OH  43604

          (c) Title and Class of Securities:
              Common Stock

Item 2.   Identity and Background

          (a) Name:
              Stewart Bainum, Jr.

          (b) Business Address:
              10770 Columbia Pike, Suite 100
              Silver Spring, MD  20901

          (c) Present Principal Employment:
              Chairman of the Board,HCR/Manor Care, Inc.
              10770 Columbia Pike, Suite 100
              Silver Spring, Maryland  20901

          (d) Record of Convictions:
              During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

          (e) Record of Civil Proceedings:
              During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating such activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Citizenship:
              Reporting Person is a citizen of the United States.


Item 3.   Source and Amount of Funds or Other Consideration

          N/A

Item 4.   Purpose of Transaction

          Effective August 16, 1999, Stewart Bainum, Jr. resigned as a co-trustee of the Roberta Bainum Irrevocable Grantor Trust in which his sister, Roberta Bainum, is the sole beneficiary. Therefore, he no longer shares voting and dispositive authority over the Trust's 1,457,876 shares of the Issuer. Thus, these shares are no longer being reported by Mr. Bainum, Jr. There was no consideration involved in his resignation.

Item 5.   Interest in Securities of the Issuer

          (a) Amount and percentage beneficially owned:
              Reporting Person:
              7,345,886 shares, including 1,989,389 shares held directly by the Stewart Bainum, Jr. Declaration of Trust ("SBJ Trust"), of which Mr. Bainum, Jr. is the sole trustee and beneficiary; and
              3,567,869 shares held directly by Realty Investment Company, a real estate management and investment company in which the SBJ Trust is a non controlling stockholder and shares voting authority. Also includes 1,779,628 shares owned by Mid Pines Associates Limited Partnership in which the SBJ Trust is the Managing General Partner and has shared voting authority.
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CUSIP No. 404134-10-8                13D                            Page 4 of 4


              Also includes 9,000 shares that Mr. Bainum, Jr. has the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within sixty days.

          (b) Number of shares as to which such person has:

              (i) Sole Voting Power             1,998,389

              (ii) Shared Voting Power          5,347,497

              (iii) Sole Dispositive Power      1,998,389

              (iv) Shared Dispositive Power     5,347,497

          (c) A schedule of transactions effected in the last sixty days is as follows:

          During the time that Mr. Bainum, Jr. was serving as a co-trustee on the Roberta Bainum Irrevocable Trust ("RBIT") for the benefit of his sister, Roberta Bainum, the RBIT made the following sales of stock of the Issuer:

          August 12, 1999        40,000 shares sold         $21.0000
          August 12, 1999        40,000 shares sold         $21.0625
          August 12, 1999        10,000 shares sold         $21.1250
          August 12, 1999         5,000 shares sold         $21.1875
          August 12, 1999        20,000 shares sold         $21.2500
          August 12, 1999        15,200 shares sold         $21.3125
          August 13, 1999        69,800 shares sold         $21.1403


          Bainum Associates Limited Partnership ("BA") and MC Investments Associates, Limited Partnership ("MCI") are family limited partnerships in which the SBJ Trust is the Managing General Partner. In April 1999, as previously reported, BA and MCI commenced liquidation of the partnerships. On August 13, 1999, BA sold 3,972 shares and MCI sold 3,760 shares at $21.325 representing all of the partnerships' remaining shares of the Issuer.

          378 shares of the Issuer were given to the Baltimore Symphony Orchestra and 1,129 shares of the Issuer were given to the University of Maryland Foundation. There was no consideration in these transactions.

          (d) Ownership of more than five percent on behalf of Another Person:

              To the extent that shares of the issuer identified in Item 5(a) are held by corporations or partnerships, other shareholders and partners, respectively, have the right to receive dividends from, or the proceeds from the sale of the shares to the extent of their proportionate interests in such entities. To the best of the Reporting Person's knowledge, other than Stewart and Jane Bainum, and their four adult children, Stewart Bainum, Jr., Bruce Bainum, Roberta Bainum and Barbara Bainum, no other person has such interest relating to more than 5% of the outstanding class of securities.

          (e) Ownership of Less than Five Percent:

              Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

              Not applicable.

Item 7.   Material to be Filed as Exhibits

              None
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                                   Signature

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  September 13, 1999


                                     /s/ Stewart Bainum, Jr.
                                    -----------------------------------------
                                    Stewart Bainum, Jr.